UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the Chief Executive Officer under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that are eligible to vest after two-years; and (iii) Cash and Deferred Plan Awards that are eligible to vest after five-years.

Type of Instrument

Each grant under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to receive one ordinary fully paid share in BHP Group Limited (share right), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The grant of 125,124 Long Term Incentive Plan Awards

2.  The grant of 43,106 Cash and Deferred Plan Awards that are eligible to vest in two years.

3.  The grant of 43,106 Cash and Deferred Plan Awards that are eligible vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	125,124
		2.	Nil	43,106
		3.	Nil	43,106

d)	Aggregated information

	- Aggregated volume	211,336 share rights – nil price

- Price

e)	Date of the transaction	2023-11-08

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the President Australia under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that are eligible to vest after two-years; and (ii) Cash and Deferred Plan Awards that are eligible to vest after five-years.

Type of Instrument

Each grant under the Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to one ordinary fully paid share in BHP Group Limited (share right), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The grant of 61,359 Long Term Incentive Plan Awards.

2.  The grant of 22,870 Cash and Deferred Plan Awards that are eligible vest in two years.

3.  The grant of 22,870 Cash and Deferred Plan Awards that are eligible to vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	61,359
		2.	Nil	22,870
		3.	Nil	22,870

d)	Aggregated information

	- Aggregated volume	107,099 share rights – nil price

- Price

e)	Date of the transaction	2023-11-08

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (Chief Operating Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the Chief Operating Officer under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that are eligible to vest after two-years; and (iii) Cash and Deferred Plan Awards that are eligible to vest after five-years.

Type of Instrument

Each grant under the Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to one ordinary fully paid share in BHP Group Limited (share right), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The grant of 61,359 Long Term Incentive Plan Awards.

2.  The grant of 24,201 Cash and Deferred Plan Awards that are eligible to vest in two years.

3.  The grant of 24,201 Cash and Deferred Plan Awards that are eligible to vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	61,359
		2.	Nil	24,201
		3.	Nil	24,201

d)	Aggregated information

	- Aggregated volume	109,761 share rights – nil price

- Price

e)	Date of the transaction	2023-11-08

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	David Lamont

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the Chief Financial Officer under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that are eligible to vest after two-years; and (iii) Cash and Deferred Plan Awards that are eligible to vest after five-years.

Type of Instrument

Each grant under the Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to one ordinary fully paid share in BHP Group Limited (share right), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The grant of 61,359 Long Term Incentive Plan Awards.

2.  The grant of 25,203 Cash and Deferred Plan Awards that are eligible to vest in two years.

3.  The grant of 25,203 Cash and Deferred Plan Awards that are eligible to vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	61,359
		2.	Nil	25,203
		3.	Nil	25,203

d)	Aggregated information

	- Aggregated volume	111,765 share rights – nil price

- Price

e)	Date of the transaction	2022-11-08

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Rag Udd

2	Reason for the notification

a)	Position/status	PDMR (President Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following grants to the President Americas under the Group’s incentive plans: (i) Long Term Incentive Plan Awards; (ii) Cash and Deferred Plan Awards that are eligible to vest after two-years; and (iii) Cash and Deferred Plan Awards that are eligible to vest after five-years.

Type of Instrument

Each grant under the Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to one ordinary fully paid share in BHP Group Limited (share right), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The grant of 61,359 Long Term Incentive Plan Awards.

2.  The grant of 24,452 Cash and Deferred Plan Awards that are eligible to vest in two years.

3.  The grant of 24,452 Cash and Deferred Plan Awards that are eligible to vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	61,359
		2.	Nil	24,452
		3.	Nil	24,452

d)	Aggregated information

	- Aggregated volume	110,263 share rights – nil price

- Price

e)	Date of the transaction	2023-11-08

f)	Place of the transaction	Australian Securities Exchange (ASX)

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 14, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary